UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15d-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the Month of November 2004

Commission File Number: 001-31545

Harmony Gold Mining Company Limited

(Translation of registrant’s name into English)

Suite No. 1

Private Bag X1

Melrose Arch, 2076

South Africa

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of

Form 20-F or Form 40-F.)

Form 20-F      X            Form 40-F

(Indicate by check mark whether the registrant by

furnishing the information contained in this form

is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.)

Yes                      No      X

Harmony Gold Mining Company Limited

(Incorporated in the Republic of South Africa)

(Registration number 1950/038232/06)

Share code: HAR        ISIN: ZAE000015228

(“Harmony”)

Press Release

8 November 2004

Gold Fields moves its frustrating legal action to the United States

Harmony notes the announcement by Gold Fields Limited (“Gold Fields”) on 5 November 2004 that legal action has been launched against Harmony in the United States District Court, Southern District of New York.

This should be seen in the context of Gold Fields’ numerous other attempts to exploit regulatory and legal manoeuvring to distract from the substantive issues which should be put before shareholders. It is clear to Harmony that all of these frustrating legal actions form a strategy by Gold Fields’ board and management to divert attention from their value-destroying IAMGold Corporation, Inc. proposal and to prevent Gold Fields’ shareholders from exercising their rights to consider a valid offer.

Harmony believes that Gold Fields’ action is without merit and will defend the action vigorously. At the same time, Harmony will make every effort to remind shareholders that the reason Harmony has made an offer for Gold Fields is because of the perceived inability of Gold Fields’ management to manage those assets as well as Harmony believes it can.

“We have made premium offers to Gold Fields’ shareholders. We believes that the application of the Harmony Way to the assets currently owned by Gold Fields will enhance shareholder value for both Gold Fields and Harmony shareholders,” said Harmony CE, Bernard Swanepoel.

Harmony continues to have confidence that Gold Fields’ shareholders will benefit from the value proposition embedded in its premium offers and remains determined to let the market be the final arbiter and to let the shareholders decide.

ENDS

Issued by (direct line, mobile, email):

Harmony Gold

Ferdi Dippenaar	+27 11 684 0140	+27 82 807 3684
Corne Bobbert	+27 11 684 0146	+27 83 380 6614

South Africa - Beachhead Media & Investor Relations

Jennifer Cohen jennifer@bmsa.co.za	+27 (0)11 214 2401	+27 (0)82 468 6469
Patrick Lawlor patrick@bmsa.co.za	+27 (0)11 214 2410	+27 (0)82 459 6709

United States – Financial Dynamics Business Communications

Hollis Rafkin-Sax hrafkin-sax@fd-us.com	+1 212 850 5789	+1 917 509 0255
Torie Pennington tpennington@fd-us.com	+1 212 850 5629	+1 917 838 1369

United Kingdom – Financial Dynamics Business Communications

Nic Bennett nic.bennett@fd.com	+44(0)207 269 7115	+44(0)7979 536 619
Charles Watenphul charles.watenphul@fd.com	+44(0)207 269 7216	+44(0)7866 438 013

US Information Agent - MacKenzie Partners, Inc

Daniel Burch	+212 929 5500
proxy@mackenziepartners.com
Steve Balet	+800 322 2885

In connection with the proposed acquisition of Gold Fields, Harmony has filed a registration statement on Form F-4, which includes a preliminary prospectus and related exchange offer materials, to register the Harmony ordinary shares (including Harmony ordinary shares represented by Harmony American Depositary Shares (“ADSs”)) to be issued in exchange for Gold Fields ordinary shares held by Gold Fields shareholders located in the US and for Gold Fields ADSs held by Gold Fields shareholders wherever located, as well as a Statement on Schedule TO. Investors and holders of Gold Fields securities are strongly advised to read the registration statement and the preliminary prospectus, the related exchange offer materials and the final prospectus (when available), the Statement on Schedule TO and any other relevant documents filed with the Securities and Exchange Commission (SEC), as well as any amendments and supplements to those documents, because they will contain important information. Investors and holders of Gold Fields securities may obtain free copies of the registration statement, the preliminary and final prospectus (when available), related exchange offer materials and the Statement on Schedule TO, as well as other relevant documents filed or to be filed with the SEC, at the SEC’s web site at www.sec.gov. The preliminary prospectus and other transaction-related documents may be obtained for free from MacKenzie Partners, Inc., the information agent for the U.S. offer, at the following address: 105 Madison Avenue, New York, New York 10016; telephone 1 (212) 929 5500 (call collect) or 1 (800) 322 2885 (toll-free call); e-mail proxy@mackenziepartners.com. Investors and security holders may obtain a free copy of the Form 20-F filed with the SEC on October 5, 2004, as amended, and any other documents filed with or furnished to the SEC by Harmony at www.sec.gov.

This communication is for information purposes only. It shall not constitute an offer to purchase or exchange or the solicitation of an offer to sell or exchange any securities of Gold Fields or an offer to sell or exchange or the solicitation of an offer to buy or exchange any securities of Harmony, nor shall there be any sale or exchange of securities in any jurisdiction in which such offer, solicitation or sale or exchange would be unlawful prior to the registration or qualification under the laws of such jurisdiction. The distribution of this communication may, in some countries, be restricted by law or regulation. Accordingly, persons who come into possession of this document should inform themselves of and observe these restrictions. The solicitation of offers to buy Gold Fields ordinary shares (including Gold Fields ordinary shares represented by Gold Fields ADSs) in the United States will only be made pursuant to a prospectus and related offer materials that Harmony expects to send to holders of Gold Fields securities. The Harmony ordinary shares (including Harmony ordinary shares represented by Harmony ADSs) may not be sold, nor may offers to buy be accepted, in the United States prior to the time the registration statement becomes effective. No offering of securities shall be made in the United States except by means of a prospectus meeting the requirements of Section 10 of the United States Securities Act of 1933, as amended.

The directors of Harmony accept responsibility for the information contained in this press release. To the best of the knowledge and belief of the directors of Harmony (who have taken all reasonable care to ensure that such is the case), the information contained in this press release is in accordance with the facts and does not omit anything likely to affect the import of such information.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: November 8, 2004

Harmony Gold Mining Company Limited

By:	/s/ Nomfundo Qangule
Name:	Nomfundo Qangule
Title:	Chief Financial Officer